Citigroup Inc.

399 Park Avenue

New York, NY 10022

November 18, 2010

VIA EDGAR CORRESPONDENCE

Kevin W. Vaughn

Securities and Exchange Commission

100 F Street, NE

Mail Stop 4561

Washington, DC 20549-7553

Re:                             Re: Citigroup Inc.

Form 10-K for Fiscal Year Ended December 31, 2009

Form 10-Q for the Period Ended June 30, 2010

Filed February 26, 2010 and August 6, 2010, respectively

Form 8-K filed October 18, 2010

File No. 001-09924

Dear Mr. Vaughn:

As discussed with you on November 18, 2010, this letter confirms that we currently intend to file Citigroup’s responses to the comments of the staff contained in the staff’s letter dated November 4, 2010 by November 24, 2010.

Sincerely,

/s/ Robert Traficanti
Robert Traficanti
Deputy Controller and Head of Corporate Accounting Policy
Citigroup Inc.